

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via Secure E-mail
Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 27, World-Wide House
19 Des Voeux Road
Central, Hong Kong

      Re: Nord Anglia Education, Inc.
               Revised Draft Registration Statement on Form F-1
               Submitted January 24, 2014
               CIK No. 0001492966

Dear Mr. Fitzmaurice:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 10

1.   We note your disclosure on page 139 that immediately prior to completion of this offering you will issue one preference share to Premier Education Holdings in exchange for $31.1 million in debt and that share will convert to ordinary shares upon completion of this offering. Please reflect that transaction in your discussion of the number of ordinary shares to be outstanding immediately after this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

2.   We note your revised disclosure regarding your performance for the three months ended November 30, 2013. In your updated discussion, you indicate that the decrease in margin

was primarily due to the effect of lower margins in acquired schools. Please expand to address what, if any, effect his may have on your operations and financial condition in future periods.

Liquidity and Capital Resources, page 80

Cash Flows Used in Investing Activities, page 81

3.   We note your disclosure that your increase in net cash used in investing activities for the three months ended November 30, 2013 was primarily the result of an additional $5.2 million capital expenditures in the period. Please revise your disclosure to specify how this money was spent.

Notes to the Financial Statements

1 Accounting policies

Basis of consolidation, page F-35

4.   We note that although you have a 49% interest in your Thai schools, you consolidate them based on your entitlement to 100% of the economic benefits. In this regard please revise to disclose information about significant judgments and assumptions you have made in determining that you control the Thai schools as required by the guidance in IFRS 12.

You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Christine Adams, Senior Staff Accountant, at (202) 551-3363 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director